EXHIBIT 99.1

Kilbourne Graphite Advances Towards Commercialization with Global Refractory Manufacturer

Conditional supply agreement signed with a leading global refractory manufacturer

GOUVERNEUR, N.Y., Aug. 05, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”), a U.S.-focused critical minerals producer and developer, today announced that RHI Magnesita ("RHI Magnesita" or “Customer”), a global leader in refractory products and Titan’s wholly owned subsidiary, Empire State Mines LLC (“ESM”) have entered into a conditional supply agreement to advance graphite produced from Kilbourne for industrial scale production trials following successful laboratory qualification.

The qualification process confirmed that Kilbourne graphite meets the specifications required for the Customer’s refractory applications. Based on these results, the Customer has commenced commercial-scale testing of Titan’s material within its manufacturing operations.

The parties have agreed to a conditional commercial supply arrangement for an initial volume of natural flake graphite, with the ability to expand to up to 10% of Kilbourne’s projected commercial tonnage, subject to successful completion of the production trial. Titan believes this represents an important step toward establishing a long-term commercial relationship and further validates the quality of graphite produced from its New York operations.

“This is a significant milestone for the Kilbourne Graphite Project,” said Rita Adiani, President and CEO of Titan Mining. “Advancing from laboratory qualification to industrial-scale trials with a global industry leader demonstrates the quality of our material and growing demand for secure North American graphite supply chains. We look forward to continuing to work with RHI Magnesita as the trial progresses.”

Titan is also continuing to advance technical and engineering work for the Kilbourne Graphite Project as part of its ongoing Feasibility Study.

Together, these milestones support Titan's strategy of advancing the Kilbourne Graphite Project toward a construction decision and building a vertically integrated domestic graphite supply chain serving industrial, energy storage, and defense end markets.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding Titan's strategy of advancing the Kilbourne Graphite Project toward a construction decision and building a vertically integrated domestic graphite supply chain serving industrial, energy storage, and defense end markets. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.